SEC Comments and Related Responses

April 4, 2012

Ms. Laura Hatch
Division of Investment Management
U.S. Securities and Exchange Commission
Office of Disclosure
100 F Street NE
Washington, DC 20549-4644

Re:	T. Rowe Price Inflation Focused Bond Fund
T. Rowe Price Institutional Concentrated International Equity Fund
T. Rowe Price Institutional International Core Equity Fund
T. Rowe Price Global Infrastructure Fund
T. Rowe Price Real Assets Fund

Dear Ms. Hatch:

This letter responds to the comments discussed with Cathy Mathews, James Lorden, and
Adam Hecklinger on February 24, 2012, related to the annual reports and/or prospectuses of the above-referenced funds.

40-17G Filing (Fidelity Bond)
Joint Filing for Multiple T. Rowe Price Funds, November 2011

Staff Comment:
The funds’ most recent 40-17G filing, dated November 9, 2011, was for a joint fidelity bond that provides insurance coverage for multiple T. Rowe Price funds. In accordance with Rule 17G-1(g)(1)(B)(iii), joint filings are required to include “a statement showing the amount of the single insured bond which the investment company would have provided and maintained had it not been named as an insured under a joint insured bond.”
This comment had previously been provided by the SEC on June 28, 2011, related to the funds’ October 13, 2010, filing.

Management Response:
The mandatory filing under Rule 17G is completed as a joint filing for all T. Rowe Price funds (Price Funds) covered by a blanket fidelity bond. For both the October 13, 2010, and November 9, 2011, filings, it was intended that the filing include a copy of the fidelity bond, a copy of the memorandum of agreement (MOA) among the Price Funds and the
Board resolution approving said bond, and a copy of the wire confirmation. The MOA names the Price Funds covered by the fidelity bond and includes, as Exhibit A, a list of each covered fund, each fund’s assets, and the amount of the blanket fidelity bond allocated to each fund. It appears that Exhibit A to the MOA was inadvertently omitted from both the 2010 and 2011 filings. We will take care to ensure that all necessary attachments are included in future 40-17G filings. Additionally, we resubmitted the 2011
40-17G filing with the proper attachments on February 29, 2012.

Contractual Expense Limitation
T. Rowe Price Institutional Concentrated International Equity Fund

Staff Comment:
The staff had previously (on June 28, 2011) commented on the Price Funds’ computation of the effect of a contractual expense limitation in the expense example presented in a fund’s prospectus. The staff reviewed the Price Funds’ response letter dated August 5,
2011, and believes that the effect of a fund’s contractual expense limitation must be computed from the date of the prospectus, rather than from the fund’s fiscal year-end date, for purposes of the expense example presented in a fund’s prospectus.

Management Response:
For future prospectus updates, any funds subject to a contractual expense limitation will calculate their expense example in the manner suggested by the staff.

Pursuant to the Commission’s request, the funds acknowledge the following:

• The funds are responsible for the adequacy and accuracy of the disclosure in their filings with the Commission;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The funds may not assert staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

If you have any additional questions or would like to discuss any response, please contact me (410- 345-8472, gregory_hinkle@troweprice.com), Cathy Mathews (410-345-5738, cathy_mathews@troweprice.com), or Brian Poole (410-345-6646, brian_poole@troweprice.com).

Respectfully,

Gregory K. Hinkle
Treasurer

cc:	Darrell Braman – Managing Counsel, T. Rowe Price Associates, Inc.
Brian Poole – Legal Counsel, T. Rowe Price Associates, Inc.
John Gilner – Chief Compliance Officer, T. Rowe Price Funds
Chet Godrick – Partner, PricewaterhouseCoopers LLP
Cathy Mathews – Group Manager, T. Rowe Price Investment Treasury